

April 24, 2012

Via E-mail
Neil I. Salmon
Chief Financial Officer
Innophos Holdings, Inc.
259 Prospect Plains Road
Cranbury, New Jersey  08512

      **Re:**    **Innophos Holdings, Inc.**
              **Form 10-K for Fiscal Year Ended December 31, 2011**
              **Filed February 29, 2012**
              **File No. 1-33124**

Dear Mr. Salmon:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

General

1. Your "Company Data" within Edgar does not reflect your current fiscal year end of December 31st.  It currently shows a fiscal year end of December 7th.  Please revise your information within Edgar accordingly.

Item 6.  Selected Financial Data, page 19

2. In future filings, please provide the disclosures required by Instruction 2 to Item 301 of Regulation S-K, or provide cross-references to disclosures located elsewhere.

Item 7.  Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 21
Segment Reporting, page 27

3.  In future filings, please provide an analysis of the underlying causes for the significant
    increase in the selling prices along with the causes for the decline in volumes that materially
    impacted the GTSP & Other reportable segment's net sales for each period presented.  Please
    refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b. of the Financial Reporting
    Codification for guidance.

4.  In future filings, please revise your discussion and analysis of operating income as a
    percentage of net sales at the segment level to more accurately describe the changes in
    margin between each period presented.  For example, you state that the operating income
    margin for the Specialty Phosphates US & Canada segment declined by 2.5%.  However, the
    decline in margin is 12.3%, or a decline of 250 basis points.  Further, please quantify the
    extent to which each factor disclosed contributed to the change in operating margin.  Finally,
    please ensure that you provide investors with an understanding of the underlying causes for
    each of the material factors disclosed as impacting the changes in operating margin.  For
    example, you note that the Specialty Phosphates Mexico segment had higher manufacturing
    costs due to higher operating rates without an explanation for the higher operating rates.
    Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b. of the Financial
    Reporting Codification for guidance.

Liquidity and Capital Resources, page 29

5.  We note that approximately 46% of your net sales were generated by your international
    operations.  In future filings, please disclose the amount of cash and cash equivalents held
    outside the U.S., as well as the amounts that are restricted by laws to be used in other
    countries, to provide additional clarity regarding the amount of cash and cash equivalents that
    are available for your use for ongoing cash needs.  Please also disclose that your current
    plans do not demonstrate a need to repatriate the foreign amounts to fund your U.S.
    operations, if true, in light of your statement that it is your intent is to permanently reinvest
    foreign earnings.

6.  In future filings, please provide a more comprehensive analysis for the 39.8% increase in
    accounts receivable, net, as it is 27.1% of total current assets as of December 31, 2011, and
    materially impacted operating cash flows for fiscal year 2011.  Further, we note that accounts
    receivable, net as a percentage of quarterly sales increased to 50% for the fourth quarter of
    fiscal year 2011 as compared to 38.9% for the fourth quarter of fiscal year 2011.  As such,
    please expand upon your disclosure regarding longer payment terms for export sales to
    quantify the change in the aging of your accounts receivable, net (e.g., x% is current, x% is
    31-90 days, x% is greater than 90 days).  Please also disclose the payment terms for your
    export sales versus your standard payment terms.  Please refer to Item 303(a)(1) of
    Regulation S-K and Section 501.13 of the Financial Reporting Codification for guidance.

7.  We note that you have used a material amount of cash to "debottleneck" your U.S. facilities during fiscal year 2011 and that you are continuing your efforts to "debottleneck" your Mexico facilities during fiscal year 2012.  In future filings, please explain what the bottlenecking issues were/are in your facilities, what you have done / are doing to address the bottlenecking issues, and what the expected impact will be to your operating results and cash flows, including quantification.  For the changes that occurred during fiscal year 2011, please comment on the extent to which actual impacts to your operating results and cash flows are in line with your expectations.  Please refer to Item 303(a)(3)(ii) of Regulation S-K for guidance.

Contractual Obligations and Commercial Commitments, page 33

8.  In future filings, please revise your contractual obligations table to include scheduled interest payments.  To the extent that the interest rates are variable and unknown, you may use your judgment to determine whether or not to include estimates of future variable rate interest payments in the table or in a footnote to the table.  Regardless of whether you decide to include variable rate estimated interest payments in the table or in a footnote, you should provide appropriate disclosure with respect to your assumptions.  If you are in a position of paying cash rather than receiving cash for your interest rate swaps, please disclose estimates of the amounts you will be obligated to pay.  Refer to Item 303(a)(5) of Regulation S-K for guidance.

Item 7A.  Quantitative and Qualitative Disclosures About Market Risk, page 36

9.  In future filings, please provide a sensitivity analysis for your interest rate risk in accordance with Item 305 of Regulation S-K.  While we note that you have effectively fixed the interest rate for the term loan with the interest rate swap, the revolver borrowings under the credit facility remain at a variable rate.

10. In future filings, please expand upon your disclosure regarding the financial hedge you entered into for 75% of your fiscal year 2012 natural gas and electricity requirements to explain the material terms of the hedge.  Please also explain the impact changes in natural gas and electricity prices are expected to have on your operating results in light of the financial hedge.  Please also explain the circumstances that would have to occur such that the change in pricing for these two raw materials would not be offset by the financial hedge and result in a material impact, positive and negative, to your consolidated financial statements. Please refer to Item 305 of Regulation S-K and Section 507.02 of the Financial Reporting Codification for guidance.

16.  Commitments and Contingencies:

11. We note that you intend to recognize a tax benefit of $6.8 million during the first quarter of fiscal year 2012 from the settlements reached with CNA during February 2012 for the 1999-2002 claims.  Please provide us with a comprehensive explanation as to why you are

recognizing the $6.8 million tax benefit during the first quarter of fiscal year 2012 rather than the fourth quarter of fiscal year 2011. Please refer to the guidance in ASC 855-10-25-1.

12. We note your disclosure that an unfavorable resolution of one or more legal proceedings and contractual disputes could have a material adverse effect on your results of operations, financial condition, and/or cash flows. In future filings, please clarify your disclosures to state whether you have recognized a material liability for these loss contingencies, including the amount. Please also disclose the amount or range of reasonably possible loss in excess of accrual, or disclose that you are unable to estimate the amount or range. To the extent that any of your legal proceedings or contractual disputes could be individually material, please provide investors with specific disclosures for those legal proceedings or contractual disputes, including the nature and current status of those loss contingencies. Please refer to ASC 450-20-50-1 – 50-8 for guidance. If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. Please also disclosure your accounting policy for the disclosure of reasonably possible losses. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes. Please include your proposed disclosures in your response.

19. Segment Reporting:

13. We note that sales are reported on a ship-from basis for segment reporting purposes. We further note that sales are recognized when delivery has occurred on a consolidated basis. Please explain to us and clarify your disclosures in future filings why there is no adjustment for this difference in accounting policy from segment sales to consolidated sales.

22. Acquisitions:

14. In future filings beginning with your first quarter of fiscal year 2012 Form 10-Q, please disclose why the initial accounting for your acquisition of Kelatron is incomplete and identify the assets, liabilities, equity interests, or items of consideration for which the initial accounting is incomplete. Once you have completed the accounting for your acquisition of Kelatron, please disclose the nature and amount of any measurement period adjustments recognized. Please refer to ASC 805-10-50-6 and ASC 805-10-55-27 – 55-29 for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey Smith, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, Staff Accountant, at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief